Exhibit 99.1

Mecox Lane Limited Announces Close of Share Purchase by Cnshangquan E-Commerce Co., Ltd.

Cnshangquan acquires stake of approximately 63.7% of Mecox Lane

New directors and management appointed

SHANGHAI, May 21, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of apparel and accessories in China, today announced that Cnshangquan E-Commerce Co., Ltd. (“Cnshangquan”) has successfully closed its acquisition of an aggregate of 290,564,842 ordinary shares of the Company from certain selling shareholders of the Company. The deal was first announced on January 30, 2014. Cnshangquan acquired approximately 63.7% of the issued and outstanding ordinary shares of the Company for a total cash consideration of approximately US$39 million.

Simultaneously with the closing of the transactions, the directors previously designated by the selling shareholders stepped down from their respective positions they had held with the Company, including Mr. Neil Nanpeng Shen as chairman of the board of directors of the Company (the “Board”), Mr. Alfred Beichun Gu as director of the Board and chief executive officer of the Company, and Mr. Herman Yu and Mr. Dazhong Qin as directors of the Board. Mr. Bin Chen, Ms. Ye Wang, Mr. Yifan Li and Mr. Fan Zhang were appointed as directors of the Board with Mr. Bin Chen and Ms. Ye Wang serving as the chairman of the Board and the chief executive officer of the Company, respectively, effective immediately upon the closing of the transactions.

Mr. Bin Chen was nominated by Cnshangquan. Mr. Chen has served as senior vice president of Sanpower Group Limited since July 2013. From February 2008 to July 2013, Mr. Chen served as president of Jiangsu Hongtu High Technology Co., Ltd. and president of Hisap High Technology Corporation. From March 2005 to February 2008, Mr. Chen held multiple positions at Jiangsu Hongtu High Technology Co., Ltd. Including general manager of the department of IT and industry, vice president, and senior vice president. Mr. Chen received his bachelor’s degree from Nanjing Industrial College in 1988 and his MBA degree from China Southeast University in 1999.

Ms. Ye Wang was nominated by Cnshangquan. Ms. Wang has served as the chief executive officer of Cnshangquan since April 2012. Prior to joining Cnshangquan, Ms. Wang served as the chief operating officer of Shanghai Blackspace Information Technology Co., Ltd from 2010 to 2012, a start-up company providing turnkey solutions and applications for mobile devices, and as president of Shanghai Wicresoft Co., Ltd. from 2002 to 2008, a joint venture established by Microsoft Corporation and the Shanghai Municipal Government to provide information technology and business process outsourcing services. Ms. Wang received her bachelor’s degree in management science from Fudan University in 1989.

Mr. Yifan Li was nominated by Cnshangquan. Mr. Li has served as vice president of Sanpower Group Limited since May 2014. Mr. Li served as the chief financial officer of China Zenix Auto International Limited from December 2010 to February 2014, a major PRC commercial vehicle wheel manufacturer listed on the New York Stock Exchange. Mr. Li has over 17 years of finance experience. Prior to joining China Zenix Auto International Limited, Mr. Li served as chief financial officer of Standard Water Ltd., a water and wastewater treatment solution provider in the PRC, from August 2009 to December 2010. Mr. Li served as chief financial officer of China Time Share Media Co. Ltd., an advertising service provider in China, from December 2007 to August 2009. Mr. Li was a co-founder of China Network Exchange, where he served as a director and chief financial officer from July 2005 to December 2007. Mr. Li worked at Shanghai Pudong Development Bank as a deputy general manager of treasury & finance from July 2003 to June 2005. From August 2000 to June 2003, Mr. Li was an investment banker at JPMorgan Chase in New York. Mr. Li has been a Certified Public Accountant in the United States since 1995. Mr. Li received his bachelor’s degree in economics from Fudan University in 1989, his master’s degree in accounting from the University of Texas at Dallas in 1994, and his MBA degree from the Booth School of Business of the University of Chicago in 2000 with dual concentrations in finance and entrepreneurship.

Mr. Fan Zhang was nominated by Cnshangquan. Mr. Zhang has served as senior vice president and chairman of Ingram Micro (China) Holding & Commercial Co. Ltd. since 2014. From 2004 to 2013, Mr. Zhang served as vice president and chief operation officer, and senior vice president and managing director of Ingram Micro (China) Holding & Commercial Co. Ltd. Mr. Zhang received certificate from the International Executive Programme (IEP) at the European Institute of Business Administration in 1998 and a diploma of management from the China-European International Business School in 2003.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

About Cnshangquan E-Commerce Co., Ltd.

Cnshangquan E-commerce Co., Ltd. (“Cnshangquan”) is a Nanjing-based leading provider of integrated marketing platforms for businesses and consumers. Cnshangquan operates an integrated SoLoMo+O2O (Social-Local-Mobile and Online to Offline) business model and uses LBS technology to develop O2O e-commerce services and solutions, including the provision of a digital marketing platform, complementary value-added services and customer analytics to businesses as well as the enhancement of smart shopping experiences to consumers, in key retail districts. Cnshangquan was established by leading Chinese retailers and consumer companies, including Sanpower Group, Yurun Group, Golden Eagle, Deji Plaza Co., Ltd and Nanjing Xinjiekou Department Store Co., Ltd. For more information please visit: http://www.cnshangquan.com/.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: mcox@ogilvy.com